UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549




                                  SCHEDULE 13D

                     Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 6)

                           Citizens Financial Corporation
____________________________________________________________________________________________
                                 (Name of Issuer)


                             Class A Stock, No Par Value
____________________________________________________________________________________________
                           (Title of Class of Securities)


                                    174613 10 9
____________________________________________________________________________________________
                                  (CUSIP Number)


    Darrell R. Wells, 4350 Brownsboro Road, Suite 310, Louisville, Kentucky  40207
____________________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


    Not applicable  --  periodic updating and restatement to comply with Rule 13d-2(c)
____________________________________________________________________________________________
                    (Date of Event when Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP NO.174613 10 9                        13D             Page 2 of 18 Pages

1                  NAME OF REPORTING PERSONS
                   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   See Attachment

2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                   (a)  [ ]
                   (b)  [X]

3                  SEC USE ONLY

4                  SOURCE OF FUNDS

                   WC

5                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

                   Not Applicable

6                  CITIZENSHIP OR PLACE OF ORGANIZATION

                   Individuals are U.S. citizens. See Item 1 on the Attach-ment for place of organization of other Reporting
                   Persons.

                   7            SOLE VOTING POWER
  NUMBER OF
   SHARES                       See Attachment
BENEFICIALLY
  OWNED BY         8            SHARED VOTING POWER
   EACH
 REPORTING                      See Attachment
  PERSON
   WITH:           9            SOLE DISPOSITIVE POWER

                                See Attachment

                   10           SHARED DISPOSITIVE POWER

                                See Attachment

11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON

                   See Attachment

12                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES  [ ]

13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                   See Attachment

14                 TYPE OF REPORTING PERSON

                   See Attachment


                              ATTACHMENT TO AMENDMENT
                               NO. 6 TO SCHEDULE 13D

                      ISSUER:  CITIZENS FINANCIAL CORPORATION


1.      NAME OF REPORTING PERSONS
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
        Darrell R. Wells                                            N/A
        Darrell R. Wells Retirement Trust                           61-6085280
        SMC Retirement Trust, Darrell R. Wells Individual
         Trust                                                      61-0733969
        Frank T. Kiley                                              N/A
        SMC Retirement Trust, Frank T. Kiley Individual
         Trust                                                      61-0733969
        Commonwealth Bancshares, Inc.
         (a Kentucky corporation)                                   61-1001327
        Security Trend Partners
         (a Kentucky limited partnership)                           37-6084326
        Exbury Partners
         (a Kentucky limited partnership)                           61-0851188
        SMC Advisors, Incorporated
         (a Kentucky corporation)                                   61-0981341
        National City Bank, Kentucky, Trustee
         for Darrell R. Wells Trust Under
         Agreement                                                  61-6185309
        Darrell R. Wells Money Pension Plan                         61-6085280

7.      SOLE VOTING POWER
        Darrell R. Wells (See Item 5(b))                              888,007
        Frank T. Kiley                                                 24,303

8.      SHARED VOTING POWER
        Darrell R. Wells (See Item 5(b))                               67,315
        Commonwealth Bancshares, Inc.                                  67,315

9.      SOLE DISPOSITIVE POWER
        See Row 7.

10.     SHARED DISPOSITIVE POWER
        See Row 8.

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        Darrell R. Wells                                              955,322*
        Darrell R. Wells Retirement Trust                              15,000
        SMC Retirement Trust, Darrell R. Wells Individual
         Trust                                                         66,573
        Frank T. Kiley                                                 24,303**
        SMC Retirement Trust, Frank T. Kiley Individual
         Trust                                                         18,000
        Security Trend Partners                                       313,987
        Exbury Partners                                               115,617
        SMC Advisors, Incorporated                                      8,000
        Commonwealth Bancshares, Inc.                                  67,315
        National City Bank, Kentucky, Trustee for
         Darrell R. Wells Trust Under Agreement                        44,000
        Darrell R. Wells Money Pension Plan                            74,000

        *  Includes shares owned of record by Darrell R. Wells and all other
        Reporting   Persons   named  herein  except  Frank  T. Kiley and SMC
        Retirement Trust, Frank T. Kiley Individual Trust.


        **  Includes  shares  owned  of  record  by  Frank  T.  Kiley and SMC
        Retirement Trust, Frank T. Kiley Individual Trust.

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*
        Darrell R. Wells                                               53.0%**
        Darrell R. Wells Retirement Trust                               0.8%
        SMC Retirement Trust, Darrell R. Wells Individual
         Trust                                                          3.7%
        Frank T. Kiley                                                  1.3%***
        SMC Retirement Trust, Frank T. Kiley Individual
         Trust                                                          1.0%
        Security Trend Partners                                        17.4%
        Exbury Partners                                                 6.4%
        SMC Advisors, Incorporated                                      0.4%
        Commonwealth Bancshares, Inc.                                   3.7%
        National City Bank, Kentucky, Trustee for
        Darrell R. Wells Trust Under Agreement                          2.4%
        Darrell R. Wells Money Pension Plan                             4.1%

        * Percentage ownerships of the Reporting Persons have been calculated based upon 1,802,615 shares of the Issuer's Class A Stock issued and outstanding as of September 4, 1998.

        **  Includes shares owned of record by Darrell R. Wells and all other
        Reporting Persons named herein except Frank T. Kiley and SMC Retirement
        Trust, Frank T. Kiley Individual Trust.

        *** Includes  shares  owned  of  record  by  Frank  T.  Kiley  and SMC
        Retirement Trust, Frank T. Kiley Individual Trust.

14.     TYPE OF REPORTING PERSON
        Darrell R. Wells - IN
        Darrell R. Wells Retirement Trust - OO
        SMC Retirement Trust, Darrell R. Wells Individual Trust - OO
        Frank T. Kiley - IN
        SMC Retirement Trust, Frank T. Kiley Individual Trust - OO
        Security Trend Partners - PN
        Exbury Partners - PN
        SMC Advisors, Incorporated - IA, CO
        Commonwealth Bancshares, Inc. - HC, CO
        National City Bank, Kentucky, Trustee for
         Darrell R. Wells Trust Under Agreement - OO
        Darrell R. Wells Money Pension Plan - OO

                                       4


CITIZENS FINANCIAL CORPORATION AMENDMENT NO. 6 TO SCHEDULE 13(D)

ITEM 1. - Security and Issuer

     Class of Equity Security:  Class A Stock, No Par Value.

     Name and Address of Principal Executive Office of Issuer:
Citizens Financial Corporation, The Marketplace, Suite 300, 12910
Shelbyville Road, Louisville, Kentucky 40243.

ITEM 2. - Identity and Background

     The name, business address and present principal occupations or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each Reporting Person is set forth below:

          DARRELL R. WELLS

          (a)  Name:
               Darrell R. Wells

          (b)  Business Address:
               4350 Brownsboro Road, Suite 310, Louisville,
               Kentucky 40207

          (c)  Present principal occupation:
               General Partner, Security Management Company, principal business - investments, 4350 Brownsboro
               Road, Suite 310, Louisville, Kentucky 40207

          (d)  Criminal proceedings during past five years:
               None

          (e) Civil proceedings and/or judgment, decree or final order related to Federal and State securities laws, during the past five years:
               None

          (f)  Citizenship:
               United States


          DARRELL R. WELLS RETIREMENT TRUST

          (a)  Name:
               Darrell R. Wells Retirement Trust

          (b)  Business Address:
               4350 Brownsboro Road, Suite 310, Louisville, Ken-tucky 40207

                                       5

          (c)  Present principal occupation:
               Not applicable

          (d)  Criminal proceedings during past five years:
               None

          (e) Civil proceedings and/or judgment, decree or final order related to Federal and State securities laws, during past five years:
               None

          (f)  Citizenship:
               United States


          SMC RETIREMENT TRUST, DARRELL R. WELLS INDIVIDUAL TRUST

          (a)  Name:
               SMC Retirement Trust, Darrell R. Wells Individual
               Trust

          (b)  Business Address:
               4350 Brownsboro Road, Suite 310, Louisville, Ken-
               tucky  40207

          (c)  Present principal occupation:
               Not applicable

          (d)  Criminal proceedings during past five years:
               None

          (e) Civil proceedings and/or judgment, decree or final order related to Federal and State securities laws, during past five years:
               None

          (f)  Citizenship:
               United States


          FRANK T. KILEY

          (a)  Name:
               Frank T. Kiley

          (b)  Business Address:
               4350 Brownsboro Road, Suite 310, Louisville, Ken-
               tucky  40207

                                       6


          (c)  Present principal occupation:
               Principal, Security Management Company, principal business - investments, 4350 Brownsboro Road, Suite
               310, Louisville, Kentucky 40207.

          (d)  Criminal proceedings during past five years:
               None

          (e) Civil proceedings and/or judgment, decree or final order related to Federal and State securities laws, during past five years:
               None

          (f)  Citizenship:
               United States


          SMC RETIREMENT TRUST, FRANK T. KILEY INDIVIDUAL TRUST

          (a)  Name:
               SMC Retirement Trust, Frank T. Kiley Individual
               Trust

          (b)  Business Address:
               4350 Brownsboro Road, Suite 310, Louisville, Ken-
               tucky  40207

          (c)  Present principal occupation:
               Not applicable

          (d)  Criminal proceedings during past five years:
               None

          (e) Civil proceedings and/or judgment, decree or final order related to Federal and State securities laws, during past five years:
               None

          (f)  Citizenship:
               United States


          EXBURY PARTNERS

          (a)  Name:
               Exbury Partners
               (a Kentucky limited partnership)

          (b)  Business Address:
               4350 Brownsboro Road, Suite 310, Louisville, Ken-tucky 40207

                                       7


          (c)  Present principal occupation:
               Security Trader

          (d)  Criminal proceedings during past five years:
               None

          (e) Civil proceedings and/or judgment, decree or final order related to Federal and State securities laws, during past five years:
               None

          Darrell R. Wells is the sole General Partner of Exbury
Partners.


          SMC ADVISORS, INCORPORATED

          (a)  Name:
               SMC Advisors, Incorporated
               (a Kentucky corporation)

          (b)  Business Address:
               4350 Brownsboro Road, Suite 310, Louisville, Ken-tucky 40207

          (c)  Present principal occupation:
               Security Trader/Investment Advisor

          (d)  Criminal proceedings during past five years:
               None

          (e) Civil proceedings and/or judgment, decree or final order related to Federal and State securities laws, during past five years:
               None

          Darrell R. Wells is Chairman and President of SMC
Advisors, Incorporated.


DIRECTORS AND EXECUTIVE OFFICERS OF SMC ADVISORS, INCORPORATED


Name                     Residence or                       Present Principal
                         BUSINESS ADDRESS                   OCCUPATIONS OR EMPLOYMENT
Darrell R. Wells         4350 Brownsboro Road, Suite 310    General Partner, Security
                         Louisville, Kentucky 40207         Management Company

Frank T. Kiley           4350 Brownsboro Road, Suite 310    Principal, Security
                         Louisville, Kentucky 40207         Management Company

                                       8

     All of the directors and executive officers of SMC Advisors, Incorporated are citizens of the United States and during the last five years, none of the directors or executive officers of SMC Advisors, Incorporated [i] has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor [ii] been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


          SECURITY TREND PARTNERS

          (a)  Name:
               Security Trend Partners
               (a Kentucky limited partnership)

          (b)  Business Address:
               4350 Brownsboro Road, Suite 310, Louisville, Ken-tucky 40207

          (c)  Present principal occupation:
               Security Trader

          (d)  Criminal proceedings during past five years:
               None

          (e) Civil proceedings and/or judgment, decree or final order related to Federal and State securities laws, during past five years:
               None

          Darrell R. Wells is the sole General Partner of Security
Trend Partners.


          COMMONWEALTH BANCSHARES, INC.

          (a)  Name:
               Commonwealth Bancshares, Inc.
               (a Kentucky corporation)

          (b)  Business Address:
               P.O. Box 249, Shelbyville, Kentucky 40065

          (c)  Present principal occupation:
               Bank holding company

          (d)  Criminal proceedings during past five years:
               None

          (e) Civil proceedings and/or judgment, decree or final order related to Federal and State securities laws, during past five years:
               None

          Darrell R. Wells is Chairman of Commonwealth Bancshares, Inc. Frank T. Kiley is President and Director of Commonwealth
Bancshares, Inc.


DIRECTORS OF COMMONWEALTH BANCSHARES, INC.


        Name                           Residence or                     Present Principal
                                     BUSINESS ADDRESS                OCCUPATION OR EMPLOYMENT

Darrell R. Wells                4350 Brownsboro Road, Suite 310       General Partner, Security
                                Louisville, Kentucky 40207            Management Company

Frank T. Kiley                  4530 Brownsboro Road, Suite 310       Principal, Security
                                Louisville, Kentucky  40207           Management Company

John A. Brenzel                 3501 Graham Road                      Consultant
                                Louisville, Kentucky 40207

Perry C. Day                    1325 St. Andrews Drive                President, Shelby County
                                Shelbyville, Kentucky 40065           Trust Bank

Rebecca Irvine                  499 Lightfoot Road                    Homemaker
                                Louisville, Kentucky 40207

Ben A. Thomas, Jr.              5700 Cropper Road                     Farmer
                                Shelbyville, Kentucky 40065

Wayne H. Wells                  504 Tiffany Lane                      President, The Wells Company
                                Louisville, Kentucky  40207

Margaret A. Wells               4106 Lime Kiln Lane                   Homemaker and Civic Volunteer
                                Louisville, Kentucky 40222

                                       10

                       EXECUTIVE OFFICERS OF COMMONWEALTH BANCSHARES, INC.
                     (who are not directors of Commonwealth Bancshares, Inc.)

        NAME                      Residence                              Present Principal
                               OR BUSINESS ADDRESS                   OCCUPATION OR EMPLOYMENT

Nate Evans                     2402 Chatsworth Lane                  Chief Financial Officer, Shelby County
                               Louisville, Kentucky 40242            Trust Bank

     All of the directors and executive officers of Commonwealth Bancshares, Inc. are citizens of the United States and during the last five years, none of the directors or executive officers of Commonwealth Bancshares, Inc. [i] has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor [ii] been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          NATIONAL CITY BANK, KENTUCKY, TRUSTEE FOR DARRELL R.
WELLS TRUST UNDER AGREEMENT

          (a)  Name:
               National City Bank, Kentucky, Trustee for Darrell
               R. Wells Trust Under Agreement

          (b)  Business Address:
               National City Bank, Trust Operations, Asset Con-trol, P.O. Box 94777, Cleveland, Ohio 44101-4777

          (c)  Present principal occupation:
               Not applicable

          (d)  Criminal proceedings during past five years:
               None

          (e) Civil proceedings and/or judgment, decree or final order related to Federal and State securities laws, during past five years:
               None

          (f)  Citizenship:
               United States

          DARRELL R. WELLS MONEY PENSION PLAN

          (a)  Name:
               Darrell R. Wells Money Pension Plan

          (b)  Business Address:
               4350 Brownsboro Road, Suite 310, Louisville, Ken-tucky 40207

          (c)  Present principal occupation:
               Not applicable

          (d)  Criminal proceedings during past five years:
               None

          (e) Civil proceedings and/or judgment, decree or final order related to Federal and State securities laws, during past five years:
               None

          (f)  Citizenship:
               United States


ITEM 3. - Source and Amount of Funds and Other Consideration.

          This Schedule 13D was originally filed following the Issuer's initial registration of a class of securities under
Section 12 of the Securities Exchange Act of 1934. The registra-tion, which was effective June 29, 1992, covered the Issuer's Class A Stock. No purchase of the Class A Stock by any Reporting Person was reported therein and information concerning the source and amount of funds or other consideration with respect to prior acquisitions was not regarded as material.

          Amendment No. 1 to Schedule 13D was occasioned by two (2) purchases by Exbury Partners of a total of 18,000 shares of the Class A Stock at a total cost of $99,000 and one (1) purchase by Security Trend Partners of 20,000 shares of the Class A Stock at a cost of $105,000. Exbury Partners and Security Trend Partners used partnership funds in each of these purchases.

          Amendment No. 2 to Schedule 13D was occasioned by three
(3) purchases by Security Trend Partners of a total of 14,423 shares of the Class A Stock at a total cost of $75,901.50. Security Trend Partners used partnership funds in each of these purchases. In addition, Darrell R. Wells received 4,000 shares of the Class A Stock pursuant to a final distribution made by the Estate of Rita Wells. Prior to the final distribution, Mr. Wells had been deemed the beneficial owner of all of the 8,000 shares of the Class A Stock held by the Estate of Rita Wells. The Estate of Rita Wells then ceased to be a member of the Reporting Persons.

          Amendment No. 3 to Schedule 13D was occasioned by three
(3) purchases of the 1995 Class B Convertible Preferred Stock of the Issuer (the "Preferred Stock") by Reporting Persons. Each share of the Preferred Stock was immediately convertible into two thousand (2,000) shares of the Class A Stock of the Issuer. Security Trend Partners purchased one hundred (100) shares of the Preferred Stock (which was convertible into two hundred thousand (200,000) shares of the Class A Stock) for $1,100,000 from the Issuer. Security Trend Partners used working capital to purchase the Preferred Stock. SMC Retirement Trust, Frank T. Kiley Individual Trust, purchased nine (9) shares of the Preferred Stock (which was convertible into eighteen thousand (18,000) shares of the Class A Stock) for $99,000 from the Issuer. SMC Retirement Trust, Frank T. Kiley Individual Trust, used personal funds to purchase the Preferred Stock. Commonwealth Bancshares, Inc. purchased nine (9) shares of the Preferred Stock (which was convertible into eighteen thousand (18,000) shares of the Class A Stock) for $99,000 from the Issuer. Commonwealth Banc-shares, Inc. used working capital to purchase the Preferred Stock.
All of the transactions described above were closed on December 15, 1995.

          Amendment No. 4 to Schedule 13D was occasioned by three
(3) purchases of the Preferred Stock by certain Reporting Persons.
Each share of the Preferred Stock was immediately convertible into two thousand (2,000) shares of the Class A Stock of the Issuer.
Darrell R. Wells purchased thirty (30) shares of the Preferred Stock (which was convertible into sixty thousand (60,000) shares of the Class A Stock) for $330,000 from the Issuer. Mr. Wells used personal funds to purchase the Preferred Stock. National City Bank, Kentucky, Trustee for Darrell R. Wells Trust Under Agreement, purchased twenty-two
(22) shares of the Preferred Stock (which was convertible into forty-four thousand (44,000) shares of the Class A Stock) for $242,000 from the Issuer. National City Bank, Kentucky, Trustee for Darrell R. Wells Trust Under Agreement, used personal funds to purchase the Preferred
Stock.  Darrell R. Wells Money Pension Plan purchased thirty-seven
(37) shares of the Preferred Stock (which was convertible into seventy-four thousand (74,000) shares of the Class A Stock) for $407,000 from the Issuer. Darrell R. Wells Money Pension Plan used personal funds to purchase the Preferred Stock. All of the transactions described above were closed on January 19, 1996.

          Amendment No. 5 to Schedule 13D was occasioned by the sale by Darrell R. Wells of two (2) shares of the Preferred Stock (which was convertible into four thousand (4,000) shares of the Class A Stock) to a person who is not a Reporting Person for $22,000. The transaction was closed on May 15, 1996.

          On July 28, 1997, Security Trend Partners purchased eight hundred (800) shares of the Issuer's Class A Stock for a purchase price of $5.25 per share. The transaction was effected through a broker. Security Trend Partners used working capital to purchase the shares of Class A Stock.

          On May 28, 1998, Security Trend Partners sold 5,000 shares of the Class A Stock of the Issuer at a price of $13.50 per share. The transaction was effected through a broker.

          In August and September 1998, several of the Reporting Persons elected to convert a total of 205 shares of the Preferred Stock of the Issuer into shares of the Issuer's Class A Stock. See
Item 5(c). Each share of the Preferred Stock was converted into two thousand (2,000) shares of the Class A Stock, and no cash consideration was paid by the Reporting Persons in connection with the conversions.

ITEM 4. - Purpose of Transaction

          The Reporting Persons acquired the Class A Stock of the Issuer for investment. None of the Reporting Persons has any present plans or proposals that relate to or would result in [a] the acquisition by any person of additional securities of the Issuer, or the disposition of the securities of the Issuer, although individual Reporting Persons have indicated an interest in purchasing additional shares of the Class A Stock as they become available; [b] an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; [c] a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; [d] any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; [e] any material change in the present capitalization or dividend policy of the Issuer; [f] any other material change in the Issuer's business or corporate structure; [g] any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; [h] causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; [i] a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or [j] an action similar to any of those enumerated above. Each Reporting Person reserves a right to formulate plans or proposals to take actions, similar to those described in the preceding clauses [a] through [j] and with respect to any other matters as such Reporting Person may determine. In addition, certain Reporting Persons acting in the usual and ordinary course of their capacities as directors and officers of the Issuer may from time to time consider transactions and decisions similar to those described in the preceding clauses [a] through [j].

ITEM 5. - Interest in Securities of the Issuer

          (a) As of September 4, 1998, the Reporting Persons benefi-cially owned 979,625 shares of Class A Stock which constitutes approximately 54.3% of the Class A
               Stock. The beneficial ownership of Class A Stock by each of the Reporting Persons is as follows:

     Darrell R. Wells                        955,322   53.0%*
     Darrell R. Wells Retirement Trust        15,000    0.8%
     SMC Retirement Trust,
       Darrell R. Wells Individual Trust      66,573    3.7%
     Frank T. Kiley                           24,303    1.3%**
     SMC Retirement Trust, Frank T. Kiley
      Individual Trust                        18,000    1.0%
     Security Trend Partners                 313,987   17.4%
     Exbury Partners                         115,617    6.4%
     SMC Advisors, Incorporated                8,000    0.4%
     Commonwealth Bancshares, Inc.            67,315    3.7%
     National City Bank, Kentucky, Trustee
       for Darrell R. Wells Trust Under
       Agreement                              44,000    2.4%
     Darrell R. Wells Money Pension Plan      74,000    4.1%


     * Includes shares owned of record by Darrell R. Wells and all other persons named herein other than Frank T. Kiley and SMC Retirement Trust, Frank T. Kiley Individual Trust.

     ** Includes shares owned of record by Frank T. Kiley and SMC
     Retirement Trust, Frank T. Kiley Individual Trust.


          (b)  Sole Voting and/or Dispositive Power:

               Shares with regard to which Darrell R. Wells has sole voting and dispositive power:


     Darrell R. Wells                        250,830
     Darrell R. Wells Retirement Trust        15,000
     SMC Retirement Trust,
       Darrell R. Wells Individual Trust      66,573
     Security Trend Partners                 313,987
     Exbury Partners                         115,617
     SMC Advisors, Incorporated                8,000
     National City Bank, Kentucky, Trustee
       for Darrell R. Wells Trust Under
       Agreement                              44,000
     Darrell R. Wells Money Pension Plan      74,000

          Shares with regard to which Frank T. Kiley has sole voting and dispositive power:

     Frank T. Kiley                            6,303
     SMC Retirement Trust, Frank T.
      Kiley Individual Trust                  18,000


          Shares with regard to which voting and dispositive power are shared:

     Commonwealth Bancshares, Inc.            67,315


Voting and dispositive power shared by Darrell R. Wells, Chairman, Frank T. Kiley, Director, John A. Brenzel, Director, Perry C. Day, Director, Rebecca Irvine, Director, Ben A. Thomas, Jr., Director and Wayne H. Wells, Director.

          (c) Except as described below, no transactions in the Class A Stock or the Preferred Stock were effected by the Reporting Persons during the past 60 days or since the most recent filing of Schedule 13D.

          On July 28, 1997, Security Trend Partners purchased eight hundred (800) shares of the Issuer's Class A Stock for a purchase price of $5.25 per share. The transaction was effected through a broker. Security Trend Partners used working capital to purchase the shares of Class A Stock.

          On May 28, 1998, Security Trend Partners sold 5,000 shares of the Class A Stock of the Issuer at a price of $13.50 per share. The transaction was effected through a broker.

          In August and September 1998, several of the Reporting Persons elected to convert their shares of the Preferred Stock of the Issuer into shares of the Issuer's Class A Stock, as described below. Each share of the Preferred Stock was converted into two thousand (2,000) shares of the Class A Stock, and no cash consid-eration was paid in connection with the conversions.

          On August 27, 1998, SMC Retirement Trust, Frank T. Kiley Individual Trust, elected to convert nine (9) shares of the Preferred Stock into eighteen thousand (18,000) shares of the Issuer's Class A Stock.

          On August 27, 1998, Commonwealth Bancshares, Inc. elected to convert nine (9) shares of the Preferred Stock into eighteen thousand (18,000) shares of the Issuer's Class A Stock.

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

          On August 27, 1998, Security Trend Partners elected to convert one hundred (100) shares of the Preferred Stock into two hundred thousand (200,000) shares of the Issuer's Class A Stock.

          On August 28, 1998, Darrell R. Wells elected to convert twenty-eight (28) shares of the Preferred Stock into 56,000 shares of the Issuer's Class A Stock.

          On August 28, 1998, Darrell R. Wells Money Pension Plan elected to convert thirty-seven (37) shares of the Preferred Stock into seventy-four thousand (74,000) shares of the Issuer's Class A Stock.

          On September 1, 1998, National City Bank, Kentucky,
Trustee for Darrell R. Wells Trust Under Agreement, converted 22 shares of the Preferred Stock into forty-four thousand (44,000) shares of the Issuer's Class A Stock.


          (d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from or the pro-ceeds from the sale of, the Class A Stock or the Preferred Stock.


ITEM 6. - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The Reporting Persons are not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



ITEM 7. - Materials to be Filed as Exhibits

     Exhibit 1. - Agreement among Reporting Persons dated May
     30, 1997 for the filing of a single Schedule 13D pursuant to Rule 13d-1(f)(1)(iii)(previously filed as Exhibit 1 to Amendment No. 5 to the Schedule 13D).

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                           SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, we hereby certify that the information set forth in this statement is true, complete and correct.




Date: September 29, 1998      /S/ DARRELL R. WELLS
                              Darrell R. Wells, in each of the
                              following capacities:

                              Darrell R. Wells, Individually
                              Darrell R. Wells Retirement Trust,
                                Trustee
                              SMC Retirement Trust, Darrell R.
                                Wells Individual Trust, Trustee
                              Exbury Partners, General Partner,
                              SMC Advisors, Incorporated,
                                President,
                              Security Trend Partners, General
                                Partner,
                              Commonwealth Bancshares, Chairman of
                                the Board
                              National City Bank, Kentucky, Trustee
                                for Darrell R. Wells Trust Under
                                Agreement, Beneficiary
                              Darrell R. Wells Money Pension Plan,
                                Trustee


                              /S/ FRANK T. KILEY
                              Frank T. Kiley

                              SMC Retirement Trust, Frank T. Kiley
                               Individual Trust

                              /S/ FRANK T. KILEY
                              Frank T. Kiley, Trustee



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